UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2002

                Open Joint Stock Company "Vimpel-Communications"
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                 (Translation of registrant's name into English)

        10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
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                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]    Form 40-F [ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes [ ]           No [X]


                                 EXHIBIT INDEX

This filing contains the following exhibits:


Exhibit                 Description
-------                 -----------

99.1         Press release,
dated December 27, 2002, announcing the extension
             of a secured credit facility to VimpelCom-Region by Sberbank of Russia.


99.2 Press release, dated December 27, 2002, announcing the appointment of Elena Shmatova as acting Chief Financial Officer of VimpelCom.


                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  OPEN JOINT STOCK COMPANY
                                                  "VIMPEL-COMMUNICATIONS"
                                                   ---------------------------
                                                        (Registrant)
Date:  December 27, 2002

                                            By:    /s/ Jo Lunder
                                                  --------------------------
                                            Name:  Jo Lunder
                                            Title: Chief Executive Officer and
                                                   General Director